Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Magma Design Automation, Inc.

For the years ended March 31, 1999, 2000, 2001, 2002 and 2003 and the three month periods ended

June 30, 2002 and 2003 (In Thousands)

	Year ended March 31,					Three month period ended
	1999	2000	2001	2002	2003	30-Jun-02	30-Jun-03
Income (loss) before income taxes	$(9,277)	$(32,981)	$(45,891)	$(35,512)	$4,257	$261	$798

Fixed Charges:
Preferred stock dividend:	—	—	—	5,814	—	—	—
Interest within Rental Expense	118	346	677	733	758	138	154
Interest expense	52	172	232	14,790	5	2	111

Total Fixed Charges	170	518	909	21,337	763	140	265

Earnings as adjusted for Total Fixed Charges	$(9,107)	$(32,463)	$(44,982)	$(14,175)	5,020	401	1,063

Ratio of earnings to fixed charges	—	—	—	—	6.58	2.87	4.01